October 22, 2024

Kevin Hostetler
Chief Executive Officer and Interim Chief Financial Officer
Array Technologies, Inc.
3901 Midway Place NE
Albequerque, New Mexico 87109

       Re: Array Technologies, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-39613
Dear Kevin Hostetler:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing